

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

July 11, 2018

Steven W. Morris
Vice President, Controller and Chief Accounting Officer
ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802-2093

> **Re: ALLETE, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 15, 2018**
> **File No. 1-3548**

Dear Mr. Morris:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ William H. Thompson

                    William H. Thompson
                    Accounting Branch Chief
                    Office of Consumer Products